

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 21, 2018

John E. Crisp
Chairman of the Board, President and Chief Executive Officer
Forbes Energy Services Ltd.
3000 South Business Highway 281
Alice, TX 78332

> **Re:** **Forbes Energy Services Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 14, 2018**
> **File No. 333-222852**

Dear Mr. Crisp:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2018 letter.

General

1. We note you included a combined prospectus in response to prior comment 1, but you have not clarified how you will inform investors whether they will be investing in the public offering by the company, in which case the company would receive the proceeds, or in the resale offering. In that regard, we note that Mr. First and Mr. Wyard are both directors of the company and selling stockholders. Please revise your disclosure to indicate how you will inform investors as to whether they are investing in the public offering by the company or the resale offering.

Prospectus Summary, page 1

The Offering, page 3

2.   We note your response to prior comment 3 and reissue the comment in part. As it appears that selling stockholders may offer shares pursuant to the selling stockholder prospectus concurrently with the company's offering of shares pursuant to the company shelf offering prospectus, please expand the disclosure at page 3 of the selling stockholder prospectus to also reflect the number of shares outstanding after giving effect to the company's offering of 5,000,000 shares.

Selling Stockholders, page 11

3.   We note your revised disclosure that Solace Capital may be deemed to have voting and dispositive power over the shares of Forbes common stock held by Solace Forbes Holdings, LLC in response to prior comment 4. Please identify the natural person or persons who directly or indirectly exercise voting and/or dispositive power with respect to the shares beneficially owned by Solace Forbes Holdings, LLC. To the extent that Brett Wyard may be deemed to have voting and dispositive power over the shares held by Solace Forbes Holdings, LLC, please so state.

Where You Can Find More Information, page 19

4.   Please amend your registration statement to incorporate by reference the Form 10-Q filed on May 15, 2018. In addition, please ensure you incorporate by reference each specific filing made pursuant to the Exchange Act prior to requesting acceleration of the effectiveness of this registration statement or state that all such filings filed after "the date of the initial registration statement and prior to effectiveness" will be incorporated by reference. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.05.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or, in her absence, Karina V. Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources

cc: R. Clyde Parker, Jr., Esq.
        Winstead PC